ATS Announces CFO Resignation

01/19/2026

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Ryan McLeod has resigned from his role of Chief Financial Officer (“CFO”) to pursue an opportunity in an unrelated industry. The effective date for Mr. McLeod’s departure will be February 15, 2026.

Anne Cybulski, VP, Corporate Controller, will assume the role of interim CFO upon Mr. McLeod’s departure, while a search for a permanent replacement is conducted. Ms. Cybulski has served in progressive finance positions since joining ATS in 2009 and has served in her current role since 2022. Additionally, she recently served as interim CFO prior to Doug Wright’s appointment as Chief Executive Officer (“CEO”).

“On behalf of the Board of Directors, I want to thank Ryan for his leadership and contributions to ATS. During his nearly 20 years with the Company, he helped strengthen our financial foundation and position the organization for long-term success,” shared Michael Martino, Chairman of the ATS Board of Directors.

“Ryan’s leadership has been a key component to ATS’ growth,” added Mr. Wright. “He has also built a solid and capable finance team that will support a smooth transition as we move forward. Anne has served the company for many years, including through her most recent interim CFO assignment. I look forward to working with her to continue ATS’ growth.”

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Affairs & Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation